Exhibit 99.2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF THOMSON REUTERS CORPORATION

Date

Friday, August 7, 2009

Time

8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time)

Place

Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada

This meeting will also be webcast at www.thomsonreuters.com.

Business

The business of the meeting will be:

1
to consider and, if thought fit, to pass, with or without variation, a resolution to approve the unification of Thomson Reuters dual listed company structure, all as more particularly described in the accompanying management information circular; and

2	to transact any other business properly brought before the meeting and any adjourned or postponed meeting.

The full text of the unification resolution is attached as Annex A to the accompanying management information circular.

The meeting will be held concurrently with a general meeting of shareholders of Thomson Reuters PLC.

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) / 10:00 p.m. (British Summer Time) on July 2, 2009.

Voting

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person. The enclosed proxy form contains instructions on how to complete and send your voting instructions. If you hold your common shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) / 10:00 p.m. (British Summer Time) on August 5, 2009 or, if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

If you have any questions or need assistance voting your common shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States at 1-800-564-6253.

Additional information regarding how to vote is set forth in the “Action to be Taken and Voting Information” section of the accompanying management information circular.

Please visit www.thomsonreuters.com for more information.

By order of the Board of Directors,

David W. Binet
Secretary to the Board of Directors
Thomson Reuters Corporation

July 8, 2009